UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

BODY AND MIND INC.
(Name of Issuer)

COMMON STOCK, WITH A PAR VALUE OF $0.0001
(Title of Class of Securities)

09689V100
(CUSIP Number)

AUSTRALIS CAPITAL INC. 376 East Warm Springs Road, Suite 190 Las Vegas, Nevada 89119 Telephone: 702-817-2214
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 2, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [   ].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	09689V100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
AUSTRALIS CAPITAL INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ] Not applicable
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
Not applicable [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
37,782,719 shares of common stock. (1)
	8	SHARED VOTING POWER
Nil
	9	SOLE DISPOSITIVE POWER
37,782,719 shares of common stock. (1)
	10	SHARED DISPOSITIVE POWER
Nil.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
37,782,719 shares of common stock.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
Not applicable [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
37.7% (2)
14	TYPE OF REPORTING PERSON (See Instructions)
CO

Notes:

(1)These 37,782,719 common shares consist of (i) 34,873,628 shares of common stock held by the Reporting Person and (ii) 2,909,091 of the Issuer’s common stock issuable upon conversion of convertible debentures (the “Debentures”) in the aggregate principal amount of CAD$1,600,000. The Reporting Person has agreed to convert the Debentures on July 1, 2020.

(2)Based on 100,181,648 common shares of the Issuer's common stock issued and outstanding as of July 2, 2019.

Item 1.Security and Issuer

This statement constitutes Amendment No. 4 to the Schedule 13D relating to the voting common stock, with a par value of CAD$0.0001, of Body and Mind Inc., a corporation organized under the laws of the State of Nevada (the "Issuer"), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on December 31, 2018 (the “Initial Schedule 13D”), as amended by Amendment No. 1 filed with the Securities and Exchange Commission on December 31, 2018, as amended by Amendment No. 2 filed with the Securities and Exchange Commission on February 6, 2019 and as amended by Amendment No. 3 filed with the Securities Exchange Commission on May 28, 2019.

The Issuer maintains its principal executive office at 750 – 1095 West Pender Street, Vancouver, British Columbia, Canada, V6E 2M6.

Item 2.Identity and Background

Name:

This statement is filed by Australis Capital Inc. (the "Reporting Person").  All decisions with respect to securities of the Issuer (including investments decisions with respect thereto and decisions relating to the voting thereof) are made by the board of directors of the Reporting Person.

Residence or Business Address:

376 East Warm Springs Road
Suite 190
Las Vegas, Nevada 89119

Present Principal Business or Occupation:

The Reporting Person operates businesses focussed on the cannabis industry in the United States through its subsidiaries and other entities in which it holds investments.  The Reporting Person’s business activities may include the acquisition of equity, debt or other securities of publicly traded or private companies or other entities, financing in exchange for predetermined royalties or distributions, and the acquisition of all or part of one or more businesses, portfolios or other assets.

Place of Organization or Citizenship:

Australis Capital Inc. is a corporation organized under the laws of the Province of Alberta, Canada.

Criminal Proceedings:

During the last five years, the Reporting Person has not been convicted in any criminal proceeding.

Civil Proceedings:

During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.Source and Amount of Funds or Other Considerations

On July 1, 2019, the Reporting Person agreed to convert unsecured convertible debentures of the Issuer in the principal amount of CAD$1,600,000 (the “Debentures”) at a price of CAD$0.55 per common share to acquire 2,909,091 common shares of the Issuer (the “Common Shares”) on July 1, 2020. The Common Shares will be issued by the Issuer at deemed value of CAD$0.55 per Common Share for total consideration of CAD$1,600,000. The Common Shares will be issued as payment for the principal amount owing under the Debentures.

Item 4.Purpose of Transaction

Pursuant to a conversion agreement dated July 1, 2019 among the Reporting Person and the Issuer (the “Conversion Agreement”), the Reporting Person has agreed to convert the Debentures into the Common Shares on July 1, 2020. The Debentures were acquired in a private placement on November 5, 2018.

Pursuant to the Conversion Agreement, the Reporting Person has agreed to convert the Debentures on July 1, 2020 in consideration for the Issuer’s payment of CAD$148,339.72 as an advanced payment of interest payable under the Debentures for the period beginning November 2, 2018 and ending July 1, 2020.

As described in the Initial Schedule 13D, pursuant to the Investment Agreement, dated October 30, 2018, for as long as the Reporting Person owns 10% of the issued and outstanding common shares of the Issuer, the Reporting Person will be entitled to nominate one director to the board of directors of the Issuer (the “Board”). If the Reporting Person exercises all of its warrants of the Issuer and converts all its debentures of the Issuer, the Reporting Person will be entitled to nominate a second director to the Board. For as long as the Reporting Person maintains at least 25% of the issued and outstanding common shares of the Issuer, the Reporting Person will be entitled to maintain two directors on the Board.

Except as otherwise disclosed herein, the Reporting Person has no current plans or proposals that relate to or would result in:

(a)the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)any material change in the present capitalization or dividend policy of the Issuer;

(f)any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the United States Investment Company Act of 1940;

(g)changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h)causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)any action similar to any of those enumerated above.

Item 5.Interest in Securities of the Issuer

The filing of this statement by the Reporting Person shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owners of any securities covered by the statements herein.

(a)For the purposes of this statement, the Reporting Person is reporting herein that, as of July 2, 2019 the Reporting Person was the beneficial owner of 37,782,719 shares of the Issuer's common stock, representing approximately 37.71% of the Issuer's issued and outstanding common stock. These 37,782,719 shares consist of (i)

34,873,628 shares of common stock currently held by the Reporting Person and (ii) 2,909,091 shares of the common stock issuable upon conversion of the Debentures.

(b)For the purposes of this statement, the Reporting Person is reporting herein that, as of July 2, 2019 the Reporting Person had the sole power to vote or to direct the voting of, or to dispose or to direct the disposition of 37,782,719 shares of the Issuer's common stock, representing approximately 37.71% of the Issuer's common stock. These 37,782,719 shares consist of (i) 34,873,628 shares of common stock currently held by the Reporting Person and (ii) 2,909,091 shares of the common stock issuable upon conversion of the Debentures.

(c)On May 28, 2019, the Reporting Person exercised 12,793,840 Warrants at a price of CAD$0.50 per common share to acquire 12,793,840 common shares of the Issuer for an aggregate purchase price of CAD$6,396,920. As of the date hereof, and within the sixty day period prior thereto, no transactions involving the Issuer’s equity securities had been engaged in by the Reporting Person other than as disclosed herein.

(d)As of the date hereof, to the best knowledge and belief of the undersigned, except as otherwise reported herein, no person other than the Reporting Person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.

(e)Not applicable.

Item 6.Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to the terms of the Investment Agreement, dated October 30, 2018, the Reporting Person will have the right to participate in any future equity offerings of the Issuer to maintain an ownership interest in the Issuer equal to the percentage ownership prior to such an offering, provided that such ownership interest does not exceed 40% (the “Anti-Dilution Right”). Such participation right will expire at the time that the Reporting Person no longer holds 10% or more of the issued and outstanding common shares of the Issuer.

Pursuant to the terms of the Conversion Agreement, dated July 1, 2020, the Reporting Person will convert the Debentures into the Common Shares on July 1, 2020.

Except as disclosed herein, the Reporting Person does not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

Item 7.Material to Be Filed as Exhibits

Exhibit No.	Description
10.1	Investment Agreement dated October 30, 2018, between the Reporting Person and the Issuer
10.2	Conversion Agreement dated July 1, 2019, between the Reporting Person and the Issuer

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 2, 2019

AUSTRALIS CAPITAL INC.

By: /s/ Michael Carlotti

Name:  Michael Carlotti

Title:  CFO

EXHIBIT INDEX

Exhibit No.Description

10.1Investment Agreement dated October 30, 2018, between the Reporting Person and the Issuer(1)

10.2Conversion Agreement dated July 1, 2019, between the Reporting Person and the Issuer

Notes:

(1)Previously filed as an exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on November 5, 2018 and incorporated by reference herein.